EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

(In thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(Unaudited)		(Unaudited)
BASIC
Net income	$225,339	$255,830	$137,859	$288,378

Applicable Share of Computation of Income per Share:
Weighted average common shares outstanding	403,743	414,592	409,824	420,624

Basic Income Per Common Share:
Net income per common share	$0.56	$0.62	$0.34	$0.69

DILUTED
Net income	$225,339	$255,830	$137,859	$288,378

Applicable Share of Computation of Income per Share:
Weighted average common shares outstanding	403,743	414,592	409,824	420,624
Weighted average common equivalent shares arising from:
Dilutive stock options	3,479	3,370	4,121	3,807

Weighted average number of common and common equivalent shares	407,222	417,962	413,945	424,431

Diluted Income Per Common Share:
Net income per common share	$0.55	$0.61	$0.33	$0.68